                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

              For the fiscal year ended        DECEMBER 31, 1996
                                       __________________________________

                                       or

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from ____________ to ___________

              Commission File Number  1-3305  (Merck & Co., Inc.)


                    A. Full title of the plan and the address of the plan, if
              different from that of the issuer named below:

                                ASTRA MERCK INC.
                       EMPLOYEE SAVINGS AND SECURITY PLAN
                           725 CHESTERBROOK BOULEVARD
                              WAYNE, PA 19087-5677

                    B. Name of issuer of the securities held pursuant to the
              plan and the address of its principal executive office:

                                MERCK & CO., INC.
                                 ONE MERCK DRIVE
                        WHITEHOUSE STATION, NJ 08889-0100

                        REPORT OF INDEPENDENT ACCOUNTANTS



May 30, 1997

To the Participants and Plan Administrative Committee of the
Astra Merck Inc. Employee Savings and Security Plan


In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Astra Merck Inc. Employee Savings and Security Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Price Waterhouse LLP

ASTRA MERCK INC.
EMPLOYEE SAVINGS AND SECURITY PLAN
FINANCIAL STATEMENTS & ADDITIONAL INFORMATION
DECEMBER 31, 1996 AND 1995

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1996 AND 1995


                                                                                                    Page(s)
Report of Independent Accountants                                                                         1

Financial Statements:

                Statement of Net Assets Available for Benefits at
                December 31, 1996 and 1995                                                                2

                Statement of Changes in Net Assets Available for Benefits for the
                Years Ended December 31, 1996 and 1995                                                    3

                Notes to Financial Statements                                                        4 - 10

Additional Information*:

                 Schedule I:  Schedule of Assets Held for Investment Purposes
                 at December 31, 1996                                                                    11

                 Schedule II:  Schedule of Reportable Transactions for the Year Ended
                 December 31, 1996                                                                       12

                 *The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement
                 Income Security Act of 1974 ("ERISA").

                               [ASTRA MERCK LOGO]

-------------------------------------------------------------------------------

              Astra Merck Inc. Employee Savings and Security Plan
                 Statement of Net Assets Available for Benefits
                           December 31, 1996 and 1995


                                  December 31, 1996          December 31, 1995
                                  ---------------------------------------------
Assets
Investments at fair value
   Common Stocks                        $32,360,141                 $25,988,749
   Mutual Funds                          24,064,937                  13,491,825
   Participant Loans                      1,634,374                   1,383,158

                                         58,059,452                  40,863,732

Receivables
   Participant contributions                591,516                     341,776
   Employer contributions                   233,055                      88,766
   Accrued interest and dividends           187,700                     142,089

                                          1,012,271                     572,631

Net assets available for benefits       $59,071,723                 $41,436,363




   The accompanying notes are an integral part of these financial statements.

                               [ASTRA MERCK LOGO]
--------------------------------------------------------------------------------
              Astra Merck Inc. Employee Savings and Security Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1996 and 1995



                                                                        For the Years Ended
                                                                  -------------------------------------
                                                                  December 31, 1996    December 31, 1995
                                                                  -----------------    -----------------
Additions to net assets attributed to:

Investment income
    Net appreciation in fair value of investments                     $ 6,140,759         $16,002,760
    Dividends and interest                                              2,478,042           1,154,467
    Interest on loans                                                     121,709              87,985

Total Investment Income                                                 8,740,510          17,245,212

Contributions to the Plan
    Participant contributions                                           6,226,794           4,166,589
    Employer contributions                                              2,071,398           1,079,700
    Rollovers from other qualified plans                                1,389,500             562,358

Total Contributions                                                     9,687,692           5,808,647

Total Additions                                                        18,428,202          23,053,859

Reductions from net assets attributed to:
    Withdrawals                                                          (792,842)           (387,025)

Net Increase                                                           17,635,360          22,666,834

Transfers from Merck's Employee Savings & Security Plan                        --          18,769,529

Net assets available for benefits
    Beginning of year                                                  41,436,363                  --
    End of year                                                       $59,071,723         $41,436,363


   The accompanying notes are an integral part of these financial statements.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



DESCRIPTION OF THE PLAN

     The following description of the Astra Merck Inc. (the "Company") Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for complete information. The Plan, established January 1, 1995, was designed to provide employees a systematic means of saving and investing for the future. Prior to July 1, 1996, regular full-time, part-time, and temporary employees of the Company, as defined by the Plan, who had completed at least one year of employment were eligible to participate in the Plan on the next enrollment date (the first day of each January and each July). Effective July 1, 1996, the Company amended the Plan so regular full-time and part-time employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following their date of hire.

     The Plan is administered by the Plan Administrative Committee. All costs of administering the Plan are borne by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions. Participants may contribute from 2% to 15% of their base pay and can designate contributions as pre-tax, after-tax or a combination of both. Prior to July 1, 1996, the Company matched 50% of employee contributions up to 5% of base pay per pay period. Effective July 1, 1996, the Plan was amended to state that the Company will match 66 2/3% of employee contributions up to 6% of base pay per pay period. Company matching contributions are invested in the same investments that participants designate for their own contributions. Both employee and employer contributions to the Plan are limited to maximum amounts established under the Internal Revenue Code.

     In addition, participants may transfer assets that are held for their benefit by qualified benefit plans of former employers (rollover contributions) into the Plan.

     Investment Options. Participants direct the investment of their contributions into any of the following investment options, including Merck & Co., Inc. ("Merck") Common Stock:

              MERCK COMMON STOCK

              This portfolio consists of shares of Merck Common Stock.

              FIDELITY MAGELLAN FUND

              The Magellan Fund invests primarily in common stock and securities convertible to common stock issued by companies operating in the U.S. and/or abroad as well as foreign companies. The fund seeks investment growth by making a profit on invested capital over the long term.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



              FIDELITY EQUITY-INCOME FUND

              The Equity-Income Fund invests in income-producing equity securities and seeks a dividend yield that exceeds the composite yield of the S&P 500 Index; at the same time, it considers the potential for capital growth.

              FIDELITY GROWTH COMPANY FUND

              The Growth Company Fund seeks capital appreciation mainly through investment in common stocks and securities convertible into common stocks with an emphasis on capital gains rather than on dividend income.

              FIDELITY GROWTH & INCOME PORTFOLIO

              The Growth & Income Portfolio seeks a combination of capital growth and current income consistent with reasonable investment risk. It seeks securities of companies with potential for earnings growth while paying current dividends.

              FIDELITY INTERMEDIATE BOND FUND

              The Intermediate Bond Fund invests in domestic and foreign investment-grade securities with intermediate maturities. The dollar-weighted average maturity of its obligations ranges between three and ten years.

              FIDELITY RETIREMENT GROWTH FUND

              The Retirement Growth Fund seeks capital appreciation by investing primarily in common stocks issued by companies operating in the U.S. and/or abroad. Investments are diversified among a variety of industries and sectors within the market.

              FIDELITY OTC PORTFOLIO

              The OTC Portfolio seeks capital appreciation through investment in securities that are traded in the over-the-counter ("OTC") securities market. Though this portfolio invests mainly in common stocks, it can also invest in preferred stocks and debt obligations as well as all other securities offered by the OTC market.

              FIDELITY OVERSEAS FUND

              The Overseas Fund seeks capital appreciation, primarily through investments in foreign securities. Normally, at least 65% of its total assets are invested in securities of companies from at least three countries outside of North America (generally these countries are located in Central and South America, the Far East and Pacific basin, and Western Europe).

              FIDELITY BALANCED FUND

              The emphasis of the Balanced Fund is income with investments in both stocks and bonds. At least 25% of its total assets will always be invested in fixed-income senior securities to primarily preserve principal.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

              The Money Market Portfolio invests in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

              FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO The

              Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

              FIDELITY U.S. EQUITY INDEX PORTFOLIO

              The U.S. Equity Index Portfolio seeks investment results that correspond to the total return performance of United States' publicly traded stocks. Total return performance is the combination of capital changes and income. Many investments made by this portfolio offer the potential for both dividend income and capital appreciation over the long term.

              PARTICIPANT LOAN FUND

              The Loan Fund is comprised of amounts transferred from other funds and represents the balance of outstanding participant loans.

     Vesting. Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

     Participants' Loans. Participants may borrow from their account balances. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance, if any, during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance. Participant investments are liquidated on a pro rata basis to fund the loan. The interest rate is the rate in effect the month the loan is made and is based on the prime rate of the Morgan Guaranty Trust Company of New York, plus one percent per annum. Activity related to these borrowings is reflected in the Participant Loan Fund.

1.   SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared using the accrual basis of accounting. Investments in mutual funds and Merck Common Stock are stated at quoted market value. Participant loans are valued at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. The appreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the Statement of Changes in Net Assets Available for Benefits.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service for the Plan and its amendments through February 1, 1996 dated March 4, 1997. The Plan has been amended subsequent to February 1, 1996. However, the Plan Administrators and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.   PARTY-IN-INTEREST TRANSACTIONS

     On January 1, 1995, in connection with the transfer of assets to the Company on November 1, 1994 to effect a joint venture between Astra AB and Merck, certain employees of Merck became employees of the Company. In accordance with the terms of the agreements governing the formation of the joint venture, account balances of these employees who were participants in Merck's Employee Savings and Security Plan, totaling $18,769,529 were transferred to the Plan, effective January 1, 1995.

     The mutual funds in which the Plan holds investments are managed by an affiliate of the trustee.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

5. FUND INFORMATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                            Fund Information
                                                ------------------------------------------------------------------------------------
                                                       Merck          Fidelity        Fidelity           Fidelity        Fidelity
                                                      Common          Magellan         Equity-            Growth         Growth &
                                                      Stock*            Fund*          Income            Company          Income
                                                                                        Fund              Fund*         Portfolio*
                                                ------------------------------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock                                 $32,360,141
      Mutual funds                                                  $ 5,977,849      $ 1,522,514      $ 2,925,653      $ 4,384,329
      Participant loans
                                                ------------------------------------------------------------------------------------
                                                    32,360,141        5,977,849        1,522,514        2,925,653        4,384,329
Receivables:
      Participant contributions                        175,619           68,551           24,975           72,047           98,075
      Employer contributions                            68,496           28,192            9,692           27,437           38,278
      Accrued interest and dividends                   166,230            1,664              315            5,724              534
                                                ------------------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1996                       $32,770,486      $ 6,076,256      $ 1,557,496      $ 3,030,861      $ 4,521,216
                                                ====================================================================================

Assets:
Investments at fair value:
      Common stock                                 $25,988,749
      Mutual funds                                                  $ 5,164,399      $   602,373      $ 1,377,699      $ 1,622,359
      Participant loans
                                                ------------------------------------------------------------------------------------
                                                    25,988,749        5,164,399          602,373        1,377,699        1,622,359
Receivables:
      Participant contributions                        119,104           68,437            9,480           29,685           30,675
      Employer contributions                            30,827           17,976            2,412            7,478            7,798
      Accrued interest and dividends                   137,298            2,102              334              391              331
                                                ------------------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1995                       $26,275,978      $ 5,252,914      $   614,599      $ 1,415,253      $ 1,661,163
                                                ====================================================================================



                                                                            Fund Information
                                                ------------------------------------------------------------------------
                                                  Fidelity        Fidelity      Fidelity       Fidelity       Fidelity
                                                Intermediate     Retirement        OTC         Overseas       Balanced
                                                 Bond Fund      Growth Fund     Portfolio        Fund           Fund


                                                ------------------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock
      Mutual funds                              $   598,476     $  761,397     $1,728,342     $1,577,744     $1,569,462
      Participant loans
                                                ------------------------------------------------------------------------
                                                    598,476        761,397      1,728,342      1,577,744      1,569,462
Receivables:
      Participant contributions                      12,547         16,570         39,490         27,116         20,782
      Employer contributions                          5,402          6,579         15,144         10,179          8,943
      Accrued interest and dividends                  3,182            188            374            204            485
                                                ------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1996                    $   619,607     $  784,734     $1,783,350     $1,615,243     $1,599,672
                                                ========================================================================


Assets:
Investments at fair value:
      Common stock
      Mutual funds                              $   277,322     $  460,464     $  740,392     $  764,220     $1,372,258
      Participant loans
                                                ------------------------------------------------------------------------
                                                    277,322        460,464        740,392        764,220      1,372,258
Receivables:
      Participant contributions                       5,624         10,966         17,639         17,427         16,633
      Employer contributions                          1,778          2,834          4,400          4,104          4,763
      Accrued interest and dividends                      3            100            293            289            446
                                                ------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1995                    $   284,727     $  474,364     $  762,724     $  786,040     $1,394,100
                                                ========================================================================

                                                                             Fund Information
                                                -------------------------------------------------------------------------
                                                     Fidelity       Fidelity       Fidelity      Participant      Total
                                                    Retirement     Retirement         U.S.        Loan Fund
                                                       Money      Govt. Money       Equity
                                                      Market         Market          Index
                                                    Portfolio       Portfolio      Portfolio
                                                -------------------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock                                                                                            $32,360,141
      Mutual funds                                  $  912,857     $  924,520     $1,181,794                   24,064,937
      Participant loans                                                                         $ 1,634,374     1,634,374
                                                -------------------------------------------------------------------------
                                                       912,857        924,520      1,181,794      1,634,374    58,059,452
Receivables:
      Participant contributions                          5,943          2,967         26,834        591,516
      Employer contributions                             2,645          1,257         10,811        233,055
      Accrued interest and dividends                     4,207          4,444            149        187,700
                                                -------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1996                        $  925,652     $  933,188     $1,219,588    $ 1,634,374   $59,071,723
                                                =========================================================================


Assets:
Investments at fair value:
      Common stock                                                                                            $25,988,749
      Mutual funds                                  $  396,282     $  348,764     $  365,293                   13,491,825
      Participant loans                                                                         $ 1,383,158     1,383,158
                                                -------------------------------------------------------------------------
                                                       396,282        348,764        365,293      1,383,158    40,863,732
Receivables:
      Participant contributions                          5,062          2,351          8,693                      341,776
      Employer contributions                             1,425            680          2,291                       88,766
      Accrued interest and dividends                        94            324             84                      142,089
                                                -------------------------------------------------------------------------

           Net assets available for benefits,
           December 31, 1995                        $  402,863     $  352,119     $  376,361    $ 1,383,158   $41,436,363
                                                =========================================================================

*Represents 5% or more of the Plan investments as of December 31, 1996.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

5.  FUND INFORMATION (CONTINUED)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION - FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                       Fund Information
                                                         ------------------------------------------------------------------------
                                                               Merck       Fidelity        Fidelity      Fidelity      Fidelity
                                                              Common       Magellan         Equity-       Growth       Growth &
                                                               Stock         Fund           Income       Company        Income
                                                                                             Fund          Fund        Portfolio

                                                         ------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments         $5,554,329    ($305,679)        $97,534      $182,360      $348,878
      Dividends and interest                                   602,023       943,430         77,511       129,585       162,881
      Interest on loans                                         60,406        23,531          3,990         6,656         5,061
                                                         ------------------------------------------------------------------------
           Total income on investments                       6,216,758       661,282        179,035       318,601       516,820
                                                         ------------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                              1,960,208       978,499        226,706       660,779       823,014
      Employer contributions                                   632,454       318,907         76,117       220,703       285,143
      Rollovers from other qualified plans                     222,539       223,404         61,829       161,244       156,210
                                                         ------------------------------------------------------------------------
           Total contributions                               2,815,201     1,520,810        364,652     1,042,726     1,264,367
                                                         ------------------------------------------------------------------------
           Total additions                                   9,031,959     2,182,092        543,687     1,361,327     1,781,187
                                                         ------------------------------------------------------------------------

Reductions from net assets attributed to:

  Withdrawals                                                (415,106)     (227,981)       (19,335)       (3,945)       (5,386)
                                                         ------------------------------------------------------------------------

  Transfers among funds:
      Net reallocations                                    (1,947,659)   (1,117,277)        425,466       290,421     1,084,032
      Loans to participants, principal                       (404,862)     (111,970)       (21,510)      (62,268)      (34,593)
      Loan principal repayments from participants              230,176        98,478         14,589        30,073        34,813
                                                         ------------------------------------------------------------------------
           Net transfers among funds                       (2,122,345)   (1,130,769)        418,545       258,226     1,084,252
                                                         ------------------------------------------------------------------------
           Total deductions and net transfers
             among funds                                   (2,537,451)   (1,358,750)        399,210       254,281     1,078,866
                                                         ------------------------------------------------------------------------
           Net increase                                      6,494,508       823,342        942,897     1,615,608     2,860,053

Net assets available for benefits:
  Beginning of year                                         26,275,978     5,252,914        614,599     1,415,253     1,661,163
                                                         ========================================================================
  End of year                                              $32,770,486    $6,076,256     $1,557,496    $3,030,861    $4,521,216
                                                         ========================================================================



                                                                                        Fund Information
                                                         -------------------------------------------------------------------------
                                                            Fidelity       Fidelity      Fidelity       Fidelity      Fidelity
                                                          Intermediate    Retirement       OTC          Overseas      Balanced
                                                             Bond           Growth      Portfolio         Fund          Fund
                                                             Fund            Fund

                                                         -------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments         ($8,358)     ($43,712)       $68,082        $49,400       $72,295
      Dividends and interest                                  30,031        93,217       184,817         96,704        75,016
      Interest on loans                                          185         1,713         4,463          3,232         5,272
                                                         -------------------------------------------------------------------------
           Total income on investments                        21,858        51,218       257,362        149,336       152,583
                                                         -------------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                              123,486       192,674       365,417        312,367       264,177
      Employer contributions                                  46,631        63,859       122,534         96,997        92,665
      Rollovers from other qualified plans                    82,639        76,703        37,828         27,299       150,627
                                                         -------------------------------------------------------------------------
           Total contributions                               252,756       333,236       525,779        436,663       507,469
                                                         -------------------------------------------------------------------------
           Total additions                                   274,614       384,454       783,141        585,999       660,052
                                                         -------------------------------------------------------------------------

Reductions from net assets attributed to:

  Withdrawals                                                (5,997)       (1,992)       (1,424)        (2,335)      (13,507)
                                                         -------------------------------------------------------------------------

  Transfers among funds:
      Net reallocations                                       72,655      (60,941)       243,213        240,135     (425,938)
      Loans to participants, principal                       (7,245)      (17,137)      (25,495)       (11,784)      (34,539)
      Loan principal repayments from participants                853         5,986        21,191         17,188        19,504
                                                         -------------------------------------------------------------------------
           Net transfers among funds                          66,263      (72,092)       238,909        245,539     (440,973)
                                                         -------------------------------------------------------------------------
           Total deductions and net transfers
             among funds                                      60,266      (74,084)       237,485        243,204     (454,480)
                                                         -------------------------------------------------------------------------
           Net increase                                      334,880       310,370     1,020,626        829,203       205,572

Net assets available for benefits:
  Beginning of year                                          284,727       474,364       762,724        786,040     1,394,100
                                                         =========================================================================
  End of year                                               $619,607      $784,734    $1,783,350     $1,615,243    $1,599,672
                                                         =========================================================================



                                                                                   Fund Information
                                                         ------------------------------------------------------------------
                                                           Fidelity      Fidelity     Fidelity    Participant    Total
                                                          Retirement    Retirement       U.S.      Loan Fund
                                                            Money       Govt. Money    Equity
                                                            Market        Market        Index
                                                          Portfolio      Portfolio    Portfolio
                                                         ------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments                                   $125,630                  $6,140,759
      Dividends and interest                               $32,025       $29,557        21,245                   2,478,042
      Interest on loans                                      1,516         4,336         1,348                     121,709
                                                         ------------------------------------------------------------------
           Total income on investments                      33,541        33,893       148,223                   8,740,510
                                                         ------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                             75,251        28,234       215,982                   6,226,794
      Employer contributions                                26,177        11,560        77,651                   2,071,398
      Rollovers from other qualified plans                  49,394        59,007        80,777                   1,389,500
                                                         ------------------------------------------------------------------
           Total contributions                             150,822        98,801       374,410                   9,687,692
                                                         ------------------------------------------------------------------
           Total additions                                 184,363       132,694       522,633                  18,428,202
                                                         ------------------------------------------------------------------

Reductions from net assets attributed to:

  Withdrawals                                             (52,395)       (5,099)       (4,713)     ($33,627)     (792,842)
                                                         ------------------------------------------------------------------

  Transfers among funds:
      Net reallocations                                    401,502       469,787       324,604
      Loans to participants, principal                    (18,822)      (26,233)       (5,643)       782,101
      Loan principal repayments from participants            8,141         9,920         6,346     (497,258)
                                                         ------------------------------------------------------------------
           Net transfers among funds                       390,821       453,474       325,307       284,843
                                                         ------------------------------------------------------------------
           Total deductions and net transfers
             among funds                                   338,426       448,375       320,594       251,216     (792,842)
                                                         ------------------------------------------------------------------
           Net increase                                    522,789       581,069       843,227       251,216    17,635,360

Net assets available for benefits:
  Beginning of year                                        402,863       352,119       376,361     1,383,158    41,436,363
                                                         ==================================================================
  End of year                                             $925,652      $933,188    $1,219,588    $1,634,374   $59,071,723
                                                         ==================================================================

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

5.  FUND INFORMATION (CONTINUED)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                        Fund Information
                                                          -----------------------------------------------------------------------
                                                                Merck         Fidelity       Fidelity      Fidelity      Fidelity
                                                               Common         Magellan       Equity-        Growth       Growth &
                                                                Stock           Fund          Income        Company       Income
                                                                                              Fund           Fund        Portfolio

                                                          -----------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments          $14,207,844      $933,666       $76,368       $203,118      $270,041
      Dividends and interest                                     483,982       296,006        30,600         64,762        71,179
      Interest on loans                                           45,362        19,061         2,611          3,402         2,943
                                                          -----------------------------------------------------------------------
           Total income on investments                        14,737,188     1,248,733       109,579        271,282       344,163
                                                          -----------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                                1,437,895       819,707       119,301        313,533       367,984
      Employer contributions                                     374,702       213,385        29,285         80,776        95,492
      Rollovers from other qualified plans                       110,201       111,685        13,870         53,052        88,170
                                                          -----------------------------------------------------------------------
           Total contributions                                 1,922,798     1,144,777       162,456        447,361       551,646
                                                          -----------------------------------------------------------------------
           Total additions                                    16,659,986     2,393,510       272,035        718,643       895,809
                                                          -----------------------------------------------------------------------

Reductions from net assets attributed to:
  Withdrawals                                                  (261,124)      (11,491)                      (2,346)       (4,073)
                                                          -----------------------------------------------------------------------
  Transfers among funds:
      Net reallocations                                        (546,629)       152,156       125,509        160,078        54,868
      Loans to participants, principal                         (357,377)     (136,168)      (34,514)       (27,166)      (23,156)
      Loan principal repayments from participants                152,460        52,369         7,456         20,002        20,306
                                                          -----------------------------------------------------------------------
           Net transfers among funds                           (751,546)        68,357        98,451        152,914        52,018
                                                          -----------------------------------------------------------------------
           Total deductions and net transfers
           among funds                                       (1,012,670)        56,866        98,451        150,568        47,945
                                                          -----------------------------------------------------------------------
           Net increase                                       15,647,316     2,450,376       370,486        869,211       943,754
Transfers from Merck's
      Employee Savings and Security Plan                      10,628,662     2,802,538       244,113        546,042       717,409
Net assets available for benefits:
  Beginning of year
                                                          -----------------------------------------------------------------------
  End of year                                                $26,275,978    $5,252,914      $614,599     $1,415,253    $1,661,163
                                                          =======================================================================



                                                                                     Fund Information
                                                          --------------------------------------------------------------------------
                                                             Fidelity        Fidelity     Fidelity      Fidelity     Fidelity
                                                           Intermediate     Retirement       OTC        Overseas     Balanced
                                                               Bond          Growth       Portfolio       Fund         Fund
                                                               Fund           Fund

                                                          ------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments            $5,042         $8,765       $99,302       $29,885       $97,692
      Dividends and interest                                   13,032         40,559        40,263        16,962        49,758
      Interest on loans                                            73            953         2,245         3,055         4,792
                                                          ------------------------------------------------------------------------
           Total income on investments                         18,147         50,277       141,810        49,902       152,242
                                                          ------------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                               102,383        128,914       179,563       229,782       234,600
      Employer contributions                                   29,453         31,658        44,614        52,426        64,806
      Rollovers from other qualified plans                     12,704         37,356        25,017        42,652        21,842
                                                          ------------------------------------------------------------------------
           Total contributions                                144,540        197,928       249,194       324,860       321,248
                                                          ------------------------------------------------------------------------
           Total additions                                    162,687        248,205       391,004       374,762       473,490
                                                          ------------------------------------------------------------------------

Reductions from net assets attributed to:
  Withdrawals                                                 (7,350)                      (7,687)         (940)      (53,328)
                                                          ------------------------------------------------------------------------
  Transfers among funds:
      Net reallocations                                      (54,274)         12,964        94,759        27,111        45,920
      Loans to participants, principal                          (440)       (10,883)      (23,495)      (14,664)      (33,215)
      Loan principal repayments from participants                 697          4,265         7,268         9,433        21,361
                                                          ------------------------------------------------------------------------
           Net transfers among funds                         (54,017)          6,346        78,532        21,880        34,066
                                                          ------------------------------------------------------------------------
           Total deductions and net transfers
           among funds                                       (61,367)          6,346        70,845        20,940      (19,262)
                                                          ------------------------------------------------------------------------
           Net increase                                       101,320        254,551       461,849       395,702       454,228
Transfers from Merck's
      Employee Savings and Security Plan                      183,407        219,813       300,875       390,338       939,872
Net assets available for benefits:
  Beginning of year
                                                          ------------------------------------------------------------------------
  End of year                                                $284,727       $474,364      $762,724      $786,040    $1,394,100
                                                          ========================================================================



                                                                                     Fund Information
                                                          -------------------------------------------------------
                                                            Fidelity       Fidelity      Fidelity    Participant    Total
                                                           Retirement     Retirement        U.S.      Loan Fund
                                                              Money          Govt.        Equity
                                                             Market          Money         Index
                                                            Portfolio       Market       Portfolio
                                                          --------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
      Net appreciation in fair value of investments                                       $71,037                 $16,002,760
      Dividends and interest                                 $22,141        $17,511         7,712                   1,154,467
      Interest on loans                                        1,216          1,504           768                      87,985
                                                          --------------------------------------------------------------------
           Total income on investments                        23,357         19,015        79,517                  17,245,212
                                                          --------------------------------------------------------------------

  Contributions to the Plan:
      Participant contributions                               82,672         42,046       108,209                   4,166,589
      Employer contributions                                  22,136         12,600        28,367                   1,079,700
      Rollovers from other qualified plans                    18,815         15,687        11,307                     562,358
                                                          --------------------------------------------------------------------
           Total contributions                               123,623         70,333       147,883                   5,808,647
                                                          --------------------------------------------------------------------
           Total additions                                   146,980         89,348       227,400                  23,053,859
                                                          --------------------------------------------------------------------

Reductions from net assets attributed to:
  Withdrawals                                               (28,320)       (10,025)         (152)        ($189)     (387,025)
                                                          --------------------------------------------------------------------
  Transfers among funds:
      Net reallocations                                     (83,715)          3,570         7,683
      Loans to participants, principal                       (4,169)       (34,317)       (4,384)       703,948
      Loan principal repayments from participants              4,708          3,839         8,500     (312,664)
                                                          --------------------------------------------------------------------
           Net transfers among funds                        (83,176)       (26,908)        11,799       391,284
                                                          --------------------------------------------------------------------
           Total deductions and net transfers
           among funds                                     (111,496)       (36,933)        11,647       391,095     (387,025)
                                                          --------------------------------------------------------------------
           Net increase                                       35,484         52,415       239,047       391,095    22,666,834
Transfers from Merck's
      Employee Savings and Security Plan                     367,379        299,704       137,314       992,063    18,769,529
Net assets available for benefits:
  Beginning of year
                                                          --------------------------------------------------------------------
  End of year                                               $402,863       $352,119      $376,361    $1,383,158   $41,436,363
                                                          ====================================================================

                                                                SCHEDULE I

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996


IDENTITY
OF ISSUER  DESCRIPTION                                                               CURRENT VALUE       COST
---------  -----------                                                               -------------    -----------
 Merck     Merck Common Stock                                                          $32,360,141     $17,058,769
 Fidelity  Fidelity Magellan Fund*                                                       5,977,849       5,468,406
 Fidelity  Fidelity Equity-Income Fund*                                                  1,522,514       1,371,517
 Fidelity  Fidelity Growth Company Fund*                                                 2,925,653       2,581,205
 Fidelity  Fidelity Growth & Income Portfolio*                                           4,384,329       3,826,859
 Fidelity  Fidelity Intermediae Bond Fund*                                                 598,476         602,557
 Fidelity  Fidelity Retirement Growth Fund*                                                761,397         803,047
 Fidelity  Fidelity OTC Portfolio*                                                       1,728,342       1,578,079
 Fidelity  Fidelity Overseas Fund*                                                       1,577,744       1,510,372
 Fidelity  Fidelity Balanced Fund*                                                       1,569,462       1,440,242
 Fidelity  Fidelity Retirement Money Market Portfolio*                                     912,857         912,857
 Fidelity  Fidelity Retirement Government Money Market Portfolio*                          924,520         924,520
 Fidelity  Fidelity U.S. Equity Index Portfolio*                                         1,181,794         994,664
 Fidelity  Participant Loan Account (with interest rates ranging from 7% to 11%)         1,634,374       1,634,374
                                                                                       -----------     -----------
                       Totals                                                          $58,059,452     $40,707,468
                                                                                       ===========     ===========

*Party-in-interest























   This schedule was derived from data certified as complete and accurate by
                       Fidelity Management Trust Company

                                                                    SCHEDULE II

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

                                                                                                      SALES
                                                                                      ------------------------------------
IDENTITY                                         NUMBER OF   NUMBER OF     TOTAL
OF ISSUER                DESCRIPTION             PURCHASES     SALES     PURCHASES     PROCEEDS     NET COST   GAIN (LOSS)
--------------------------------------------------------------------------------------------------------------------------
Merck       Merck Common Stock                      171         108      $3,560,571   $3,316,124   $1,965,596   $1,350,528
Fidelity    Fidelity Magellan Fund                  148         100       2,723,188    1,604,058    1,535,618       68,440
Fidelity    Fidelity Equity-Income Fund              88          28         930,298      107,691       91,108       16,583
Fidelity    Fidelity Growth Company Fund            134          52       1,587,866      222,271      199,407       22,864
Fidelity    Fidelity Growth & Income Portfolio      141          52       2,614,565      201,474      176,465       25,009
Fidelity    Fidelity Intermediate Bond Fund          76          22         420,959       91,446       91,946         (500)
Fidelity    Fidelity Retirement Growth Fund          75          32         460,336      115,689      111,874        3,815
Fidelity    Fidelity OTC Portfolio                  104          31       1,005,231       85,363       76,870        8,493
Fidelity    Fidelity Overseas Fund                  100          44         899,728      135,603      127,461        8,142
Fidelity    Fidelity Balanced Fund                  105          71         735,816      610,906      579,048       31,858
Fidelity    Fidelity Retirement Money Market
              Portfolio                              84          37         895,497      378,922      378,922
Fidelity    Fidelity Retirement Government
              Money Market Portfolio                 55          23         732,113      156,357      156,357
Fidelity    Fidelity U.S. Equity Index Portfolio     85          19         724,627       33,755       29,411        4,344


This schedule was derived from data certified as complete and accurate by Fidelity Management Trust Company.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            ASTRA MERCK INC.
                                            EMPLOYEE SAVINGS AND SECURITY PLAN
                                            (Name of Plan)


                                            By: /s/ Linda E. Robertson
                                                --------------------------------
                                                    Linda E. Robertson
                                                    Administrative Committee


Dated:  June 26, 1997

                                  Exhibit Index


Exhibit                                                                      Page
23.1    Consent of Price Waterhouse LLP......................................